April 7, 2010
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-6248
Re:	Core Laboratories N.V. Preliminary Proxy Statement Filed March 15, 2010 File No. 1-14273
Ladies and Gentlemen:
     This letter sets forth the response of Core Laboratories N.V. (the “Company”) to the comment letter dated April 5, 2010 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 15, 2010 (the “Proxy Statement”). For your convenience, we have repeated the Staff’s comments and used the section headings and numberings used by the Staff in the Comment Letter.
     Concurrently with the submission of this letter, as requested, we are filing through EDGAR a revised Preliminary Proxy Statement on Schedule 14A (“Revised Proxy Statement”). For your convenience, we have also hand delivered copies of the revised Proxy Statement.
Preliminary Proxy Statement
General
1.	It does not appear that you have provided the disclosure required by Items 407(c)(2)(vi) and 402(s), which were adopted in Release No. 33-9089 and are effective as to proxy statements filed on or after February 28, 2010. Please revise your document to include this mandatory disclosure or explain why you are not required to comply.
     Response:
     We acknowledge the Staff’s comment and have enhanced the disclosure on page 13 of the Revised Proxy Statement in response to the comment regarding Item 407(c)(2)(vi). Furthermore, we acknowledge the Staff’s comment regarding Item 402(s). Under Item 402(s), disclosure is only required to the extent that risks arising from the Company’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company. In determining our disclosure obligations under Item 402(s), we considered,

Securities and Exchange Commission
April 7, 2010

among other things, the following factors related to our compensation policies and practices for our employees:
•	Rather than determining bonus amounts on a single financial metric, our compensation and bonus structure for our employees takes into account a balanced set of performance metrics for the Company as a whole and the individual business segment, as well as a discretionary component, which we believe aligns our compensation structure with the risk and reward structure of the Company;

•	Our compensation and bonus structure is consistent for each of our business segments;

•	Compensation expense constitutes less than 30% of the revenues of each of our business segments;

•	None of our individual business segments constitutes a significant portion of our risk profile or is significantly more profitable than our other business segments;

•	To ensure that our executive officers and certain other employees are focused on long term growth, our equity compensation program consists of both performance awards and restricted share awards that vest over significant time periods; and

•	Our significant stock ownership requirements for executive officers further align their interests with those of our stockholders.
     Based on these considerations, we believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on us.
Item 5. Extension of Authority to Issue Shares of Core Laboratories N.V.
2.	We note that you currently do not have any specific plans to issue any of the authorized shares of common stock for purposes other than the proposed stock split. Please clarify whether you have any plans, proposals, or arrangements to issue any of the 3 million preference shares that you are seeking authority to issue. To the extent you do, revise to provide the information required by Item 13 of Schedule 14A, as required by Item 11 of Schedule 14A.

Securities and Exchange Commission
April 7, 2010

     Response:
     We acknowledge the Staff’s comment and hereby confirm that we do not have any specific plans, proposals or arrangements to issue any of the preference shares for which we are seeking authority to issue.
* * *
     In connection with responding to the Staff’s comments we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes due to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions that you have with respect to the foregoing to Mark F. Elvig at (713) 328-2104 or Matthew Pacey at Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours, CORE LABORATORIES N.V.
By:	/s/ Mark F. Elvig
Mark F. Elvig
General Counsel, Vice President and Secretary

Enclosure
cc:	John P. Lucas, Securities and Exchange Commission T. Mark Kelly, Vinson & Elkins L.L.P.